Exhibit 1

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), at a meeting held today approved the following:

1)

The increase of Embraer’s capital by R$940,501.13 by means of the exercise of stock options representing 87,387 common shares in June of 2006. Embraer’s capital therefore increased from R$4,771,726,054.66 to R$4,772,676,555.79, consisting of a total of 738,699,207 shares without par value, of which 738,699,206 are common shares, including one of a special class. The amendment to article 6 of Embraer’s bylaws reflecting this change will be approved during the next general shareholders’ meeting.

2)

A cash distribution of payment of intermediary dividends in the amount of R$35,560,979.82 in addition to the amount paid related to interest on shareholder’s equity for the first half of  2006 with the following conditions:

	a.	Embraer shareholders will be paid dividends at the rate of R$0,04814 per share and will be tax exempt;

	b.	record date for shares negotiated on the Sao Paulo Stock Exchange (Bovespa) September 25, 2006 and for the ADSs negotiated on the New York Stock Exchange (NYSE) is September 28;

	c.	the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including September 26, 2006;

	d.	the payment of the interest on shareholders’ equity in Brazil will begin on October 16, 2006, and the holders of ADSs will be paid on October, 25, 2006, both without any compensation;

The distribution of Interest on Shareholders’ Equity for the Third Quarter of 2006 in the aggregate amount of R$92,337,400.88, in accordance with the following conditions:

e.	holders of shares will be entitled to interest on shareholders’ equity in the amount of R$0.12500 per share, equal to R$0.50000 per American Depositary Shares (ADSs).

f.

the interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

g.

this interest on shareholders’ equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

h.	Record date for shares negotiated on the Sao Paulo Stock Exchange (Bovespa) September 25, 2006 and for the ADSs negotiated on the New York Stock Exchange (NYSE) is September 28.

i.	the payment of the interest on shareholders’ equity in Brazil will begin on October 16, 2006, and the holders of ADSs will be paid on October 25, 2006, both without any compensation;

j.	the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including September 26, 2006.

São Jose dos Campos, September 15, 2006

/s/ ANTONIO LUIZ PIZARRO MANSO

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO